

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 21, 2016

Via E-mail
Ms. Judy L. Brown
Executive Vice President, Business Operations
    and Chief Financial Officer
Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland

       Re: Perrigo Company plc
              Form 8-K
              Filed August 10, 2016
              File No. 001-36353

Dear Ms. Brown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Sharon M. Blume

                  Sharon M. Blume
                  Accounting Branch Chief
                  Office of Healthcare and Insurance